

Term sheet
To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 126-I dated March 13, 2008

Term Sheet to
Product Supplement No. 126-I
Registration Statement No. 333-130051
Dated March 14, 2008; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
3.50% (equivalent to 14.00% per annum) Resetting Reverse Exchangeable Notes due June 30, 2008
Linked to the Common Stock of Research In Motion Limited

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the common stock of Research In Motion Limited, in particular, and be willing to lose some or all of their principal at maturity.
- The notes will pay 3.50% (equivalent to 14.00% per annum) interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount during the Monitoring Period, as described below.** The Initial Share Price may be reduced by at least 30% if the closing price of the Reference Stock falls below 70% of the Initial Share Price on any trading day during the first thirty (30) calendar days of the notes, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 30, 2008*.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stock:	The common stock, no par value, of Research In Motion Limited (The NASDAQ Stock Market symbol "RIMM"). We refer to Research In Motion Limited as "RIM."
Interest Rate:	**3.50% (equivalent to 14.00% per annum)**, paid monthly and calculated on a 30/360 basis.
Protection Amount:	An amount that represents at least **30.00% of the Initial Share Price, subject to adjustments.** See "Initial Share Price" below.
Maturity Date:	June 30, 2008*
Pricing Date:	On or about March 26, 2008
Settlement Date:	On or about March 31, 2008
Observation Date:	June 25, 2008*
CUSIP:	48123MB27
Interest Payment Dates	Interest on the notes will be payable monthly in arrears on the last calendar day of each month (each such date, an "Interest Payment Date"), commencing April 30, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information.
Payment at Maturity:	The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless: (1) the Final Share Price is less than the Initial Share Price (as adjusted, if applicable, after a Reset Event has occurred); and (2) on any trading day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount (as adjusted, if applicable, after a Reset Event has occurred). If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (as adjusted, if applicable, after a Reset Event has occurred) or, at our election, the Cash Value thereof. Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**
Initial Share Price:	On any trading day, the Initial Share Price is equal to: (1) if a Reset Event has not occurred on any previous trading day, the closing price of the Reference Stock on the Pricing Date; or (2) if a Reset Event has occurred on any previous trading day, the closing price of the Reference Stock on the Pricing Date **minus** the Reset Trigger Amount on the Pricing Date, in each case divided by the Stock Adjustment Factor, which will be set initially to equal 1.0 on the Pricing Date. For the avoidance of doubt, if a Reset Event has occurred, the Initial Share Price on each trading day **after** the Reset Event occurs will be calculated according to clause (2) above. The Stock Adjustment Factor (and, therefore, the Initial Share Price, the Protection Amount, the Reset Trigger Amount, the Physical Delivery Amount and the Cash Value) is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes – Anti-Dilution Adjustments" in the accompanying product supplement no. 126-I for further information about these adjustments.
Reset Event:	A Reset Event occurs if, on any trading day during the Reset Observation Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Reset Trigger Amount.
Reset Observation Period:	The period from the Pricing Date to and including the earlier of (i) the trading day on which a Reset Event occurs and (ii) the Final Reset Observation Date.
Final Reset Observation Date:	April 25, 2008
Reset Trigger Amount:	An amount that represents at least **30.00% of the Initial Share Price prior to a Reset Event, subject to adjustments.** See "Initial Share Price" above.
Monitoring Period:	The period from the trading day immediately after the final trading day of the Reset Observation Period to and including the Observation Date.
Physical Delivery Amount:	The number of shares of the Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the Initial Share Price, subject to adjustments. See "Initial Share Price" above.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments. See "Initial Share Price" above.
Final Share Price:	The closing price of the Reference Stock on the Observation Date.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 126-I.

Investing in the Resetting Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 126-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $30.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $21.25 per $1,000 principal amount note. The concessions of approximately $21.25 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $30.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $60.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-36 of the accompanying product supplement no. 126-I.

The total aggregate principal amount of notes being offered by this term sheet may not be purchased by investors in the offering. Under these circumstances, JPMSI will retain the unsold portion of the offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of notes will not exceed 15% of the aggregate principal amount of notes. Any unsold portion may affect the supply of the notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 14, 2008

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 126-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 126-I dated March 13, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 126-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 126-I dated March 13, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001534/e30746_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 3.50% (equivalent to 14.00% per annum) over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 3.50% (equivalent to 14.00% per annum) interest over the term of the notes. Interest will be payable monthly in arrears on the last calendar day of each month (each such date, an "Interest Payment Date"), commencing April 30, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **ONE-TIME PROTECTION AGAINST SOME DOWNSIDE IN THE PRICE OF THE REFERENCE STOCK DURING THE 30 DAY RESET OBSERVATION PERIOD FOLLOWING THE PRICING DATE** — You may benefit from the one-time "reset" feature of the notes. Your payment at maturity is partially determined by comparing the Final Share Price to the Initial Share Price. The Initial Share Price will be reduced to a level equal to, at a minimum, 70% of the Initial Share Price (prior to a Reset Event) if the closing price of the Reference Stock falls below 70% of the Initial Share Price (prior to a Reset Event) on any trading day during the 30 day Reset Observation Period. Accordingly, the Initial Share Price and, therefore, your payment at maturity will be protected against the first 30% of any decline in the price of the Reference Stock in excess of 30% during this initial 30-day period. The Initial Share Price may only be reset once during the 30 day Reset Observation Period. For additional information see "Selected Risk Considerations- The Initial Share Price May Only Be Reset Once During the 30 Day Reset Observation Period" in this term sheet.

- **POTENTIAL FOR A RETURN ON THE NOTES OF PRINCIPAL PLUS ACCRUED INTEREST EVEN IF THE FINAL SHARE PRICE IS BELOW THE CLOSING PRICE OF THE REFERENCE STOCK ON THE PRICING DATE** — If a Reset Event occurs, the Initial Share Price will be reduced to, at a minimum, 70% of the closing price of the Reference Stock on the Pricing Date. Accordingly, under these circumstances, for each $1,000 principal amount note, you would receive $1,000 at maturity plus any accrued and unpaid interest even if the Final Share Price reflects a decline of up to 30% as compared to the closing price of the Reference Stock on the Pricing Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price (as adjusted, if applicable, if a Reset Event has occurred) or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount (as adjusted, if applicable, if a Reset Event has occurred) on any trading day during the Monitoring Period. **However, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any trading day during the Monitoring Period has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 126-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on March 13, 2008, we would have treated 19.50% of each coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the " IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 126-I dated March 13, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the **closing price** of the Reference Stock has declined from the Initial Share Price (as adjusted, if applicable, after a Reset Event has occurred) by more than the Protection Amount (as adjusted, if applicable, after a Reset Event has occurred) on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

- **THE PROTECTION PROVIDED BY THE PROTECTION AMOUNT MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD** — After the 30-day Reset Observation Period, if, on any trading day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount, the protection provided by the Protection Amount will terminate. If a Reset Event has occurred, the Initial Share Price and Protection Amount will be reset to a lower level. You will be fully exposed to any depreciation in the Reference Stock, if on any trading day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Reference Stock subsequently recovers such that the Final Share Price is above the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **THE PROTECTION PROVIDED BY THE "RESET FEATURE" AGAINST SOME DECLINES IN THE REFERENCE STOCK IS LIMITED TO THE 30-DAY RESET OBSERVATION PERIOD** — The notes are designed to provide you with limited protection against declines in the Reference Stock during the 30-day Reset Observation Period. After the 30-day Reset Observation Period, however, the Initial Share Price will not be reset to a lower amount to mitigate subsequent declines in the closing price of the Reference Stock which exceed the Reset Trigger Amount and which may be significant. Accordingly, this "reset feature" will not protect you against decreases in the Reference Stock after the 30-day Reset Observation Period or if the Reference Stock declines, as compared to the Initial Share Price, by more than the Reset Trigger Amount during the latter portion of the term of the notes.

- **THE INITIAL SHARE PRICE MAY ONLY BE RESET ONCE DURING THE 30-DAY RESET OBSERVATION PERIOD** — If a Reset Event occurs, the 30-day Reset Observation Period will terminate on the date of the Reset Event. Under these circumstances, the Initial Share Price will not be reset a second time if the closing price of the Reference Stock subsequently declines, as compared to the Initial Share Price, by more than the Reset Trigger Amount. This will be true even if a second Reset Event occurs before the end of the 30-day Reset Observation Period.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in RIM, such as voting rights or dividend payments. In addition, RIM will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH RIM** — We are not affiliated with RIM. We assume no responsibility for the adequacy of the information about RIM contained in this term sheet or in product supplement no. 126-I. You should make your own investigation into the Reference Stock and RIM. We are not responsible for RIM's public disclosure of information, whether contained in SEC filings or otherwise.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in the notes linked to the value of non-U.S. equity securities, such as the Reference Stock, which is issued by a Canadian issuer and traded on both The NASDAQ Stock Market in U.S. dollars and the Toronto Stock Exchange in Canadian dollars, involves risks associated with the home country of the issuer of the Reference Stock. The notes are linked to the Reference Stock quoted and traded in U.S. dollars on The NASDAQ Stock Market, which may trade differently from the Reference Stock quoted and traded in Canadian dollars on the Toronto Stock Exchange. Non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from t hose applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the Reference Stock, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK** — Because the Reference Stock is quoted and traded in U.S. dollars on The NASDAQ Stock Market and in Canadian dollars on the Toronto Stock Exchange, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the Reference Stock in the two different currencies and, as a result, will likely affect the market price of the Reference Stock trading on The NASDAQ Stock Market. These trading differences and currency exchange may affect the market value of the notes and whether the closing price of the Reference Stock will fall below the Protection Amount on any trading day during the Monitoring Period and whether the Final Share Price will be greater than, equal to or less than the Initial Share Price. The Canadian dollar has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Canadian dollar and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rate between the Canadian dollar and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and other jurisdictions important to international trade and finance.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with RIM, including extending loans to, or making equity investments in, RIM or providing advisory services to RIM. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to RIM, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of RIM as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** – In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 126-I.

Public Information

All information contained herein on the Reference Stock and on RIM is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, RIM, a Canadian company, is a leading designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. RIM's primary product offering is the BlackBerry® wireless solution, comprised of wireless devices, software and services. The common stock of RIM, no par value, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of RIM in the accompanying product supplement no. 126-I. Information provided to or filed with the SEC by RIM pursuant to the Exchange Act can be located by reference to SEC file number 000-29898, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 3, 2003 through March 7, 2008. The closing price of the Reference Stock on March 13, 2008 was $105.01. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that RIM will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note If a Reset Event Has Not Occurred

The following table and examples illustrate hypothetical payments at maturity on a $1,000 investment in the notes if a Reset Event has not occurred (*i.e.*, the closing price of the Reference Stock has not declined, as compared to the hypothetical Initial Share Price of $105.00, by more than the hypothetical Reset Trigger Amount of $31.50 on any trading day during the Reset Observation Period), assuming a range of hypothetical lowest closing prices of the Reference Stock during the Monitoring Period and a range of hypothetical Final Share Prices. Because a Reset Event has not occurred, the Initial Share Price and the Protection Amount remain unchanged. We have also assumed that no adjustment to the Stock Adjustment Factor is required throughout the term of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity and the examples below, we have also assumed the following:

- the Initial Share Price: $105.00
- the Reset Trigger Amount: $31.50
- the Protection Amount: $31.50
- the Interest Rate: 3.50% (equivalent to 14.00% per annum)

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$105.00	$210.00	$1,000.00	$1,000.00
$52.50	$110.25	$1,000.00	$1,000.00
$105.00	**$105.00**	**$1,000.00**	**$1,000.00**
$73.50	$73.50	$1,000.00	$1,000.00
$52.50	$99.75	9 shares of the Reference Stock or the Cash Value thereof	$950.00
$52.50	$52.50	9 shares of the Reference Stock or the Cash Value thereof	$500.00
$26.25	$26.25	9 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	$0.00	9 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $52.50 and the Final Share Price is $110.25. Because the Final Share Price of $110.25 is greater than the Initial Share Price of $105.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $52.50 and the Final Share Price is $99.75. Because the Final Share Price of $99.75 is less than the Initial Share Price of $105.00 and the closing price of the Reference Stock has declined, as compared with the Initial Share Price, by more than the Protection Amount on at least one trading day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $99.75, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The Final Share Price is $52.50. Because the Final Share Price of $52.50 is less than the Initial Share Price of $105.00 and the Final Share Price has declined, as compared to the Initial Share Price, by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $52.50, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The lowest closing price of the Reference Stock during the Monitoring Period was $73.50, which was reached on the Observation Date. Because the closing price of the Reference Stock has not declined, as compared to the Initial Share Price, by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $73.50 is less than the Initial Share Price of $105.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $35.00 over the term of the notes. If we had priced the notes on March 13, 2008 and if a Reset Event has not occurred, you would have received 9 shares of the Reference Stock or, at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price and the closing price of the Reference Stock declined by more than the Protection Amount from the Initial Share Price on at least one trading day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount and Reset Trigger Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.

JPMorgan Structured Investments —
Resetting Reverse Exchangeable Notes Linked to the Common Stock of Research In Motion Limited

TS- 5

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note If a Reset Event Has Occurred

The following table and examples illustrate hypothetical payments at maturity on a $1,000 investment in the notes if a Reset Event has occurred (*i.e.,* the closing price of the Reference Stock has declined, as compared to the hypothetical Initial Share Price of $105.00 (before reset), by more than the hypothetical Reset Trigger Amount of $31.50 on any trading day during the Reset Observation Period), assuming a range of hypothetical lowest closing prices of the Reference Stock during the Monitoring Period and a range of hypothetical Final Share Prices. Because a Reset Event has occurred, the Initial Share Price and the Protection Amount on each trading day during the Monitoring Period are reset to $73.50 and $22.05, respectively. We have also assumed that no adjustment to the Stock Adjustment Factor is required throughout the term of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity and the examples below, we have also assumed the following:

- the Initial Share Price: $105.00 (before reset) and $73.50 (after reset)
- the Reset Trigger Amount: $31.50
- the Protection Amount: $31.50 (before reset) and $22.05 (after reset)
- the Interest Rate: 3.50% (equivalent to 14.00% per annum)

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$73.50	$147.00	$1,000.00	$1,000.00
$36.75	$77.18	$1,000.00	$1,000.00
$73.50	**$73.50**	**$1,000.00**	**$1,000.00**
$51.45	$51.45	$1,000.00	$1,000.00
$36.75	$69.83	13 shares of the Reference Stock or the Cash Value thereof	$950.07
$36.75	$36.75	13 shares of the Reference Stock or the Cash Value thereof	$500.00
$18.38	$18.38	13 shares of the Reference Stock or the Cash Value thereof	$250.07
$0.00	$0.00	13 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $36.75 and the Final Share Price is $77.18. Because the Final Share Price of $77.18 is greater than the Initial Share Price (after the reset) of $73.50, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $36.75 and the Final Share Price is $69.83. Because the Final Share Price of $69.83 is less than the Initial Share Price (after the reset) of $73.50 and the closing price of the Reference Stock has declined, as compared to the Initial Share Price (after the reset), by more than the Protection Amount (after the reset) on at least one trading day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $69.83, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.07.

Example 3: The Final Share Price is $36.75. Because the Final Share Price of $36.75 is less than the Initial Share Price (after the reset) of $73.50 and the Final Share Price has declined, as compared to the Initial Share Price (after the reset), by more than the Protection Amount (after the reset), you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $36.75, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The lowest closing price of the Reference Stock during the Monitoring Period was $51.45, which was reached on the Observation Date. Because the closing price of the Reference Stock has not declined, as compared to the Initial Share Price (after the reset), by more than the Protection Amount (after the reset), you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $51.45 is less than the Initial Share Price (after the reset) of $73.50.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $35.00 over the term of the notes. If we had priced the notes on March 13, 2008 and if a Reset Event has occurred, you would have received 13 shares of the Reference Stock or, in each case and at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price (as reset) and the closing price of the Reference Stock declined by more than the Protection Amount (as reset) from the Initial Share Price on at least one trading day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount and Reset Trigger Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.